Himanshu H. Shah
Managing Partner and Chief Investment Officer
SHAH CAPITAL OPPORTUNITY FUND LP

Exhibit 99.1

April 14, 2023

5% Shareholder’s Roadmap to $100 Share Price

VEON Board of Directors,

As a long-term shareholder owning over 3.5 million shares of VEON, Shah Capital is both disappointed and surprised that the share price continues to languish below $19 per share. There has been little investor interest despite the sale of the Russian portion of the business almost consummated, most trading restrictions being lifted and solid operating results for numerous consecutive quarters.

Shah Capital sees pro-forma 2023 EBITDA of US$1.8 billion and enterprise value of ~US$3.2 billion today assuming sale of Russian asset completed on schedule. Monetization of 36,000 tower portfolio could provide over US$1.8 billion cash over the next 2 years assuming value of US$50,000 per tower. Veon’s other assets include Kazakhstan fiber business worth over $200 million, real estate in Pakistan plus tremendous value monetization potential of VEON’S fintech, entertainment and healthcare brands. In other words, asset rich VEON with ~160 million subscribers is trading at pro-forma 1.8X EV/EBITDA today compared to most of its peers like Vodacom, MTN, Bharti, Millicom, America Movil etc. at average 6X EV/EBITDA.

To gain much needed interest and respect from the investment community, Shah Capital is asking VEON directors to implement the following strategies immediately after the formal close of Russian business:

1.	Announce US$200 million 10b5-1 equity buyback, and pledge to utilize 50% of annual free cash flow for equity buyback thereafter until VEON trades at a comparable valuation multiple to its global peers.
2.	VEON should not keep more than US$200 million cash at HQ level. Cash of $2.5 billion at HQ as of 12/31/22 should be put to more productive use in the following ways:
a.	After ’23 bond buyback, it should judiciously pay off its outstanding RCF.
b.	Partially repurchase 2024 bonds. These combined steps would not only significantly reduce Veon’s current high interest costs, but also get better ratings from rating agencies, reducing its future %interest cost.
3.	Reduce BOD size to 7 or 8 members to bring effective decision making and cut HQ/corporate costs by over 55% soon to reflect sale of Russia business.

4.	Separate VEON’s rapidly growing fintech/entertainment business (JazzCash, Mobilink, Tamasha and Toffee) and then list on Dubai exchange by the end of 2023 to unlock its US$1+ billion in value.
5.	List Kyivstar on NASDAQ or Warsaw exchange to realize its true potential as a pure Ukraine play. A partial stake sale could also be consummated.
6.	VEON must strive relentlessly to be included in all Emerging Market Indices and fintech/telecom ETFs to be more in line with its global peers’ group.

In today’s world, wireless services are undeniably more important than most consumer products as they are a must-have and essential service. However, premier consumer brands trade at significantly higher valuations than global wireless peers of Veon. Also, VEON is truly an asset rich company with tremendous potential to unlock significant value for its shareholders and Shah Capital would be incredibly surprised if VEON does not trade at 6X EV/EBITDA or higher by the end of 2024 upon successful follow through this year of this strategic roadmap.

Sincerely,

/s/ Himanshu H. Shah

Himanshu H. Shah